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April 24, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Ambrogi and Dorrie Yale

Re:	Keen Vision Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed March 21, 2023

File No. 333-269659

Dear Joseph Ambrogi and Dorrie Yale:

On behalf of our client, Keen Vision Acquisition Corp., a British Virgin Islands company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on March 21, 2023 (the “Registration Statement”) contained in the Staff’s letter dated March 31, 2023 (the “Comment Letter”).

The Company has publicly filed an Amendment No. 2 to Registration Statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Our Founders, page 2

1.	We acknowledge your revised disclosure in response to prior comment 3. Please revise to balance your disclosures to disclose the market capitalization of these entities as of a current date. In addition, you state that Roan Holdings is traded on OTCQB, but it appears from the OTC website that it is traded on OTC Pink. Please revise to clarify, or advise.

Response: The Company has amended pages 3, 4, and 94 in response to the Staff’s comments.

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Kenneth Wong